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MAR 03 2021

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68076

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GrowthPoint Technology Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Turnberry Ct
(No. and Street)

Half Moon Bay	CA	94019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karyn White 650-400-1821
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

2700 Ygnacio Valley Rd, Ste 270	Walnut Creek	CA	94598
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [4] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Karyn M. White, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GrowthPoint Technology Partners, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO, Principal Financial Officer

Title

Notary Public *

*Based upon SEC guidance "Updated Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns" and difficulties arising from COVID-19, GrowthPoint Technology Partners, LLC. is making this filing without a notarization

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

FINANCIAL STATEMENTS

For the Year Ended December 31, 2020
With
Report of Independent Registered Public Accounting Firm

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

TABLE OF CONTENTS

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of GrowthPoint Technology Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of GrowthPoint Technology Partners, LLC as of December 31, 2020, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of GrowthPoint Technology Partners, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of GrowthPoint Technology Partners, LLC's management. Our responsibility is to express an opinion on GrowthPoint Technology Partners, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to GrowthPoint Technology Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information contained in Schedules I-II have been subjected to audit procedures performed in conjunction with the audit of GrowthPoint Technology Partners, LLC's financial statements. The supplemental information is the responsibility of GrowthPoint Technology Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
We have served as GrowthPoint Technology Partners, LLC's auditor since 2017.
Walnut Creek, California
February 26, 2021

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

Statement of Financial Condition
As of December 31, 2020

	2020
Assets	
Cash	$ 832,661
Fees Receivable	37,000
Prepaid Expense	274,255
Fixed assets, net	54,498
Other assets	11,152
Total assets	$1,209,566
Liabilities and Members' Equity	
Accounts payable and accrued liabilities	$ 391,375
PPP Loan Payable	430,068
Total liabilities	821,443
Members' equity	388,123
Total liabilities and members' equity	$1,209,566

The accompanying notes are an integral part of these financial statements.

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

Statement of Operations
For the Year Ended December 31, 2020

Revenues:	
Advisory Fees	$ 5,800,673
Expenses:	
Compensation and benefits	3,920,220
Operating expenses	1,516,223
Marketing and development	129,378
Commission expense	488,000
Professional Fees	314,169
Total expenses	6,367,990
Net income	$ (567,317)

The accompanying notes are an integral part of these consolidated financial statements.

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

Statement of Changes in Members' Equity
For the Year Ended December 31, 2020

	Members Equity
Balance at January 1, 2020:	$ 1,055,440
Net Income:	(567,317)
Capital Withdrawals:	(300,000)
Capital Contributions:	200,000
Balance at December 31, 2020	$ 388,123

The accompanying notes are an integral part of these financial statements.

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

Statement of Cash Flows
For the Year Ended December 31, 2020

	2020
Cash flows from operating activities:	
Net loss from operations	$ (567,317)
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	87,223
Changes in assets and liabilities:	
Accounts receivable	88,000
Prepaids and other assets	38,084
Accounts payable and accrued liabilities accounts	325,993
Deferred Revenue	(252,312)
Accrued facility costs	(29,842)
Cash provided by (used in) operating activities	(310,171)
Cash flow from investing activities:	
Purchase of fixed assets	(22,489)
Loss on abandonment of fixed assets	111,726
Net cash provided by (used in) investing	89,237
Cash flow from financing activities:	
Cash provided by PPP Loan	430,068
Capital contributions	200,000
Capital withdrawals	(300,000)
Net cash provided by (used in) financing	330,068
Net increase (decrease) in cash	109,134
Cash at the beginning of the year	723,527
Cash at the end of the year	$ 832,661

Supplemental Disclosures:	
State LLC fees paid	$ 11,790
Interest	$ -

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Financial Statements
For the Year Ended December 31, 2020

1. Summary of Significant Accounting Policies

General - GrowthPoint Technology Partners, LLC (the "Company") is a limited liability company established in September 2005. GrowthPoint Technology Partners, LLC provides merger & acquisition, fundraising, and strategic advisory services to a wide range of technology companies. GrowthPoint Technology Partners, LLC will not hold customer funds or safe keep customer securities. GrowthPoint Technology Partners, LLC is a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Basis of Presentation - The accompanying accrual basis financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions based on available information that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents – For purposes of the Statement of Cash Flows, the Company considers all highly liquid investments, with a maturity of three months or less at the time of purchase, to be cash equivalents.

Accounts Receivable – Accounts receivable represents amounts that have been earned and billed to clients in accordance with the terms of the Company's engagement letters with respective clients that have not yet been collected. As of December 31, 2020, accounts receivable are expected to be received, therefore no allowance was necessary.

Prepaid Expenses – Prepaid expenses are payments made before year-end for expenses to be incurred in future periods. At December 31, 2020, the Company had $274,255 in prepaid expenses.

Fixed Assets - The Company records fixed assets based on historical cost adjusted for accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets as follows:

	Useful Lives
Furniture and equipment	5 years
Computers	3 years
Leasehold improvements	5 years

Minor replacements, improvements, maintenance, and repairs are expensed as incurred. Gains and losses on sales and retirement of fixed assets are credited or charged to income.

Revenue Recognition - The Company enters into advisory engagement contracts that contain non-refundable, fixed retainer fees. Revenue for these retainers is recognized upon one distinct milestone, upon the implementation of the engagement, memorialized by an initial meeting and during which the client signs the advisory engagement contract. At December 31, 2020, all retainer revenue had been earned and recognized, leaving no balance in deferred revenues. The engagement contract states that

(continued)

the Company has met its performance obligations related to the advisory services upon the closing of the deal.

Pursuant to the terms of specific engagement letters, the Company's clients may reimburse certain expenses incurred by the Company in connection with such engagements. For the year ended December 31, 2020, expenses of $26,689 have been billed to clients, of which $4,462 remains uncollected. Based on historical experience, 90% is expected to be collected and is not deemed to be material. The Company policy is to record these amounts on a cash basis.

Income Taxes - For GrowthPoint Technology Partners, LLC, no provision for income taxes has been made because the taxable income of GrowthPoint Technology Partners, LLC is included in the income tax returns of the members, except the case where the Company is charged a fee for doing business in that state. California's fees based on revenue is $11,790 in 2020.

A number of the Company's tax returns remain subject to examination by taxing authorities. These include the United States federal returns for three years and California state returns for four years.

Concentration of Credit Risk - Financial instruments that potentially subject the Company to a concentration of credit risk principally consist of cash and accounts receivable.

GrowthPoint Technology Partners, LLC maintains its cash in financial institutions which are insured by the Federal Deposit Insurance Corporation (the "FDIC"). At December 31, 2020, cash exceeded the FDIC insured limit of $250,000, by $582,661.

Accounts receivable are stated at face value. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. Historically, the Company has not incurred any significant credit related losses.

For the year ended December 31, 2020, the Company had four customers that comprised 24%, 19%, 16%, and 9% of advisory fees.

2. Fixed Assets

Fixed assets, net are comprised of the following at December 31, 2020:

	2020
Furniture and equipment	$ 2,870
Computers	102,605
Video Equipment	40,282
Leasehold improvements	-
Total fixed assets	145,757
Less accumulated depreciation and amortization	(91,259)
Fixed assets, net	$ 54,498

For the years ended December 31, 2020, depreciation and amortization expense was $87,223.

(continued)

3. Commitments and Contingencies

The Company conducted its operations from leased facilities in California for the period January 1, 2020 through March 19, 2020, the date of California's mandatory statewide stay-at-home order, due to the COVID 19 pandemic. The Company's lease expired in August 2020. For the year ended December 31, 2020, rent expense was $525,715.

The Company is unaware of any other material commitments or contingencies that have not been disclosed in the financial statements.

4. Employee Benefit Plan

GrowthPoint Technology Partners, LLC has a qualified employee savings plan for employees which includes profit sharing and 401(k) features. The 401(k) feature allows participants to make pretax contributions. To be eligible to become a participant, and employee must complete 3 months of service and be 21 years of age. Under the plan, GrowthPoint Technology Partners, LLC may make annual discretionary profit-sharing contributions in an amount to be determined by the Managing Directors. To be eligible for any profit-sharing contribution that may be made for that plan year, an employee must be employed as of the last day of the plan year.

There was no discretionary profit-sharing contribution for the year ended December 31, 2020.

5. Net Capital Requirements

GrowthPoint Technology Partners, LLC is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires both the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, GrowthPoint Technology Partners, LLC had net capital of $441,286. At December 31, 2020, net capital was $415,194 in excess of its required net capital of $26,092. At December 31, 2020, GrowthPoint Technology Partners, LLC's ratio of aggregate indebtedness to net capital was 0.89 to 1, which is within the required regulatory range.

6. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). The accounting guidance includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are as follows:

• Level 1 — Unadjusted quoted prices for identical assets or liabilities in active markets;

• Level 2 — Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability; and

• Level 3 — Unobservable inputs for the asset or liability, which include management's own assumption about the assumptions market participants would use in pricing the asset or liability, including assumptions about risk.

The carrying amounts approximate fair value because of the short maturity of these instruments.

(continued)

7. Subsequent Event

Management has evaluated subsequent events through the date of the Report of Independent Registered Public Accounting Firm, the date the financial statements were available to be issued. No additional adjustments to, disclosures in, the financial statements were deemed necessary.

Supplemental Information

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

Schedule I – Net Capital Computation
For the Year Ended December 31, 2020

Net Capital

Total members' equity from statement of financial condition	$ 383,123
Allowable credits: Forgivable expense amount of PPP Loan Payable	430,068
Deductions and/or charges:	
Total nonallowable assets from statement of financial condition:	
Fees Receivable	(37,000)
Fixed assets, net	(54,498)
Prepaid Expenses	(274,255)
Other assets	(11,152)
Net capital	$ 441,286
Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 26,092
Minimum dollar net capital required	$ 5,000
Net capital requirement (greater of minimum net capital required or minimum dollar net capital required)	$ 26,092
Excess net capital	$ 415,194

Aggregate Indebtedness

Total liabilities from statement of financial condition	$ 821,443
Less non-aggregate indebtedness items	(430,068)
Total aggregate indebtedness	$ 391,375
Ratio: Aggregate indebtedness to net capital	0.89 to 1

Reconciliation Pursuant to Rule 17a-5(d)(4) of the Securities and Exchange Commission

Reconciliation of differences between Computation of Net Capital as filed by the Company in Part IIA and computation contained in supplementary information to the financial statements:

Net capital as reported by the Company in Part IIA	$458,124
Adjustment to Net Capital	(16,838)
Adjustment to non-allowable assets	(26,092)
Net capital as reported in the financial statements	$415,194

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

Schedule II Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3
For the Year Ended December 31, 2020

The Company is not claiming an exempt from Rule 15c3-3 of the Securities and Exchange Commission ("Rule 15c3-3".) See exemption report for further detail.

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of GrowthPoint Technology Partners, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) GrowthPoint Technology Partners, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which GrowthPoint Technology Partners, LLC did not claim an exemption from 17 C.F.R. §240.15c3-3: because the Company filed the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.F. §240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential mergers and acquisition opportunities for its clients, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about GrowthPoint Technology Partners, LLC's claim to limiting its business activities to receiving transaction-based compensation for identifying potential mergers and acquisition opportunities for its clients, and that the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 26, 2021

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

Exemption Report
For the Year Ended December 31, 2020

GrowthPoint Technology Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for its clients, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b) of Rule 15C2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in rule 15c3-3) throughout the most recent fiscal year without exception.

Karyn M. White, CFO

2-26-21
Date

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members
of GrowthPoint Technology Partners, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by GrowthPoint Technology Partners, LLC and the SIPC, solely to assist you and SIPC in evaluating GrowthPoint Technology Partners, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. GrowthPoint Technology Partners, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on GrowthPoint Technology Partners, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of GrowthPoint Technology Partners, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 26, 2021